Exhibit 99.2

GOWELL TECHNOLOGY LIMITED

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

(Amounts in U.S. Dollars, except for number of shares)

	As of June 30, 2026	As of December 31, 2025
	Unaudited
Assets
Current assets
Cash and cash equivalents	$2,910,012	$6,751,021
Restricted cash	201,596	10,000
Trade receivables, net	25,737,317	18,008,048
Inventories, net	17,197,546	15,569,533
Amounts due from related parties	49,941	44,405
Long-term receivables, current	511,884	551,302
Deferred offering costs	2,937,959	2,614,409
Prepaid expenses and other current assets	3,422,311	1,915,525
Total current assets	52,968,566	45,464,243

Non-current assets
Rental equipment, net	22,987,058	22,761,997
Property and equipment, net	3,955,436	1,984,734
Intangible assets, net	5,087,694	2,792,272
Right-of-use assets, net	5,145,360	5,614,107
Long-term receivables, net	—	28,489
Deferred tax asset, net	3,666,142	3,318,591
Other non-current assets	556,649	488,715
Total non-current assets	41,398,339	36,988,905
Total Assets	$94,366,905	$82,453,148

LIABILITIES AND EQUITY

LIABILITIES
Current liabilities
Trade payables	$4,009,799	$789,134
Trade payables – related parties	5,118,377	4,104,133
Accruals and other payables	6,129,848	4,860,484
Loans payable, current	24,877	25,149
Amounts due to related parties, current	83,179	80,231
Income tax payable	1,875,857	1,513,137
Operating lease liabilities, current	1,731,623	1,684,479
Total current liabilities	18,973,560	13,056,747

Non-current liabilities
Loans payable, non-current	23,367	37,262
Amount due to a related party-non-current	—	386,042
Derivative liabilities	6,986,124	5,399,140
Redeemable preference shares	18,356,511	16,663,052
Deferred tax liabilities	68,298	—
Operating lease liabilities, non-current	4,129,338	4,702,317
Total non-current liabilities	29,563,638	27,187,813
Total Liabilities	48,537,198	40,244,560

EQUITY
Share capital	3,000	3,000
Additional paid-in capital	29,164,781	29,164,781
Retained earnings	16,793,800	13,094,403
Accumulated other comprehensive loss	(131,874)	(53,596)
Total Equity	45,829,707	42,208,588
Total Liabilities and Equity	$94,366,905	$82,453,148

GOWELL TECHNOLOGY LIMITED

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF PROFIT OR LOSS AND OTHER COMPREHENSIVE INCOME

(Amounts in U.S. Dollars, except for number of shares)

	For the six months ended June 30,
	2026	2025
	Unaudited	Unaudited
Revenues – third parties	$33,476,516	$22,017,408
Revenues – related parties	284,216	1,545,067
Total revenues	33,760,732	23,562,475
Cost of revenues	(13,980,807)	(9,715,975)
Gross profit	19,779,925	13,846,500

OPERATING EXPENSES:
Selling and marketing expenses	(3,271,668)	(3,273,788)
General and administrative expenses	(6,750,787)	(4,660,492)
Research and development expenses	(623,322)	(2,021,828)
Total operating expenses	(10,645,777)	(9,956,108)

Operating profit	9,134,148	3,890,392

OTHER EXPENSES:
Finance income	9,570	119,845
Finance cost	(4,343,318)	(154,367)
Other income, net	10,646	(81,370)
Total other expenses	(4,323,102)	(115,892)

Profit before income tax expense	4,811,046	3,774,500
Income tax expense	(1,111,649)	(1,094,281)
Net profit	3,699,397	2,680,219

OTHER COMPREHENSIVE INCOME
Foreign currency translation adjustments	(78,278)	101,374
Total comprehensive income	$3,621,119	$2,781,593

Net profit per ordinary share
Basic and Diluted	0.12	0.09

Weighted average number of ordinary shares outstanding
Basic and Diluted	30,000,000	30,000,000